                                                             Exhibit No. EX-99.2

This  Amendment  is filed to correct a previous  filing  that was made in error.
That filing  reflected  a gift from the John T. Kim Trust dated  12/31/87 to the
John T. Kim Trust dated  5/17/04 for the benefit of his children  (Irrevocable).
The documentation, including the Deed of Trust and stock powers for the transfer for the  John T.  Kim  Trust  dated  5/17/04  for the  benefit  of his  children
(Irrevocable)  was  prepared  as of May  17,  2004,  but  the  execution  of the documentation was inadvertently overlooked and not accomplished.  Therefore, the intended transaction did not take place in May 2004. This oversight was recently discovered and new  documentation was prepared.  Consequently,  a new Form 4 and related  Form  3 are  being  filed  concurrently  herewith  to  report  the  new transaction, adjusted for the changed market value of the shares.